UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Tier Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

88650Q100

(CUSIP Number)

John C. Rutherford

265 Franklin Street

18th Floor

Boston, MA 02110

Telephone: (617) 960-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

WITH A COPY TO:

Joshua N. Korff

Kirkland & Ellis LLP

153 East 53rd Street

New York, New York 10022

(212) 446-4800

January 24, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88650Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Giant Investment, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With(1)	7.	Sole Voting Power

	8.	Shared Voting Power 1,834,000

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,834,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 1,834,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0%

14.	Type of Reporting Person (See Instructions) OO

(1) See discussion in Item 5 of this Schedule 13D.

CUSIP No. 88650Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Parthenon Investors II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With(2)	7.	Sole Voting Power

	8.	Shared Voting Power 1,782,135

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,782,135

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(2) 1,782,135

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) PN

(2) See discussion in Item 5 of this Schedule 13D.

CUSIP No. 88650Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PCap Partners II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With(3)	7.	Sole Voting Power

	8.	Shared Voting Power 1,782,135

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,782,135

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(3) 1,782,135

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) OO

(3) See discussion in Item 5 of this Schedule 13D.

CUSIP No. 88650Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PCap II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With(4)	7.	Sole Voting Power

	8.	Shared Voting Power 1,782,135

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,782,135

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(4) 1,782,135

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) OO

(4) See discussion in Item 5 of this Schedule 13D.

CUSIP No. 88650Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John C. Rutherford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With(5)	7.	Sole Voting Power

	8.	Shared Voting Power 1,834,000

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,834,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(5) 1,834,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0%

14.	Type of Reporting Person (See Instructions) IN

(5) See discussion in Item 5 of this Schedule 13D.

CUSIP No. 88650Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ernest K. Jacquet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With(6)	7.	Sole Voting Power

	8.	Shared Voting Power 1,834,000

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,834,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(6) 1,834,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0%

14.	Type of Reporting Person (See Instructions) IN

(6) See discussion in Item 5 of this Schedule 13D.

CUSIP No. 88650Q100

This Statement on Schedule 13D/A (this "Statement") relates to the shares of Common Stock, par value $0.01 per share , (the "Common Stock") of Tier Technologies, Inc. ("Tier"). This Statement is filed by Giant Investment, LLC, a Delaware limited liability company (“Giant”); Parthenon Investors II, L.P., a Delaware Limited Partnership (“Parthenon”); PCap Partners II, LLC, a Delaware limited liability company (“PCap Partners”); PCap II, LLC, a Delaware limited liability company (“PCap II”); John C. Rutherford and Ernest K. Jacquet.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D originally filed on July 15, 2005 and amended on August 9, 2005 and December 19, 2005 is hereby amended further as follows:

Item 4.	Purpose of Transaction
Item 4 is hereby amended as follows:

The reporting persons originally acquired shares of Tier for investment purposes because of their belief that the market price of the Common Stock was less than the intrinsic value of Tier on a per-share basis. The reporting persons believe that Jim Stone would be a strong asset to Tier as a member of its Board of Directors and help shareholders maximize the value of their investment.

As a result, Giant sent a formal notice to Tier (the “Notice”) of the nomination of Jim Stone for election to the Board of Directors of Tier at the annual meeting of shareholders of Tier to be held on February 28, 2007.  Representatives of Giant will appear at the annual meeting in person or by proxy to nominate Mr. Stone.  A copy of the Notice is attached hereto as Exhibit 99.2 and incorporated herein by reference.  Exhibit A of the Notice includes biographical information about Mr. Stone.

The reporting persons believe that Tier lacks the necessary scale to continue as an independent public company and should explore strategic alternatives, including a merger with another business or a sale of the company.

While the reporting persons' primary interest is to have the value of the common stock maximized through strategic alternatives that may not necessarily include themselves or their affiliates, they and their affiliates remain interested in signing an appropriate confidentiality agreement with Tier to evaluate strategic alternatives involving themselves or their affiliates.  They believe an offer, if made by themselves or their affiliates, would be beneficial to all holders of the Common Stock.

CUSIP No. 88650Q100

Additionally, Giant, and its affiliates, may make further acquisitions or dispositions of the securities of Tier at any time.
Item 5.	Interest in Securities of the Issuer
Item 5 has been amended or supplemented as follows: As of December 19, 2005:

(a)-(b)  Giant directly beneficially owns 1,834,000 shares of Common Stock, representing 9.0% of the outstanding Common Stock of Tier based on 20,383,606 shares of Common Stock outstanding.  Accordingly, as parents of Giant, each of Parthenon (managing member of Giant), PCap Partners (general partner of Parthenon) and PCap II (managing member of PCap Partners) may be deemed to beneficially own their proportional interest in the shares of Common Stock directly beneficially owned by Giant, comprising 1,782,135 shares of Common Stock, representing 8.7% of the outstanding Common Stock of Tier.

Additionally, as control persons of various entities indirectly investing in Giant, each of Mr. Rutherford and Mr. Jacquet may be deemed to beneficially own a proportional interest in the shares of Common Stock directly beneficially owned by Giant comprising 1,834,000 shares of Common Stock, representing 9.0% of the outstanding Common Stock of Tier.

(c) No transactions in Tier's Common Stock have been executed by the reporting persons in the past 60 days.

CUSIP No. 88650Q100

Item 7.	Material to Be Filed as Exhibits
99.1. Joint Filing Agreement

CUSIP No. 88650Q100

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2007

Giant Investment, LLC

By: Parthenon Investors II, L.P., as managing member

By: PCap Partners II, LLC, as general partner

By: PCap II, LLC, as general partner

By: /s/ John C. Rutherford
Name: John C. Rutherford
Title: Managing Member

Parthenon Investors II, L.P.

By: PCap Partners II, LLC, as general partner

By: PCap II, LLC, as general partner

By: /s/ John C. Rutherford
Name: John C. Rutherford
Title: Managing Member

PCap Partners II, LLC

By: PCap II, LLC, as general partner

By: /s/ John C. Rutherford
Name: John C. Rutherford
Title: Managing Member

CUSIP No. 88650Q100

PCap II, LLC

By: /s/ John C. Rutherford
Name: John C. Rutherford
Title: Managing Member

/s/ John C. Rutherford
Name: John C. Rutherford

/s/ Ernest K. Jacquet
Name: Ernest K. Jacquet

CUSIP No. 88650Q100

INDEX TO EXHIBITS

Exhibit Number	Document
99.1.	Joint Filing Agreement